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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2013

Washington DC
405

SEC FILE NUMBER
8-68894

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sundial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Andrews Avenue, Suite 602
(No. and Street)

Fort Lauderdale	FL	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman — (561) 771-0036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

13013119

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/5/13

OATH OR AFFIRMATION

I, William Britton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sundial Group, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Marjorie Chang
Commission # EE070788
Expires: MAR. 06, 2015
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNDIAL GROUP, LLC
(A Development Stage Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2012

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

SUNDIAL GROUP, LLC
(A Development Stage Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2012

SUNDIAL GROUP, LLC
(A Development Stage Company)
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2012

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Member of:
Sundial Group, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Sundial Group, LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and for the period from April 27, 2011 (Inception) to December 31, 2012, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sundial Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended and the period from April 27, 2011 (Inception) to December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 15, 2013

SUNDIAL GROUP, LLC
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Cash	$	49,528
Prepaid Expenses		645
Total assets	$	50,173
Liabilities and Member's Equity		
Accounts Payable	$	1,500
Due to related party		6,000
Total liabilities		7,500
Commitments and Contingencies (Note 4)		
Member's Equity		42,673
Total liabilities and member's equity	$	50,173

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
(A Development Stage Company)
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND FOR THE PERIOD FROM APRIL 27, 2011 (INCEPTION) TO DECEMBER 31, 2012

	Year ended December 31,2012	For the period from April 27, 2011 (Inception) to December 31, 2012
Revenues	$ -	$ -
Expenses		
Rent expense - related party	5,000	5,000
Professional fees	39,404	51,904
Regulatory fees	5,077	10,816
Other expenses	2,958	4,607
Total expenses	52,439	72,327
Net Loss	$ (52,439)	$ (72,327)

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
(A Development stage company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, AND FOR THE PERIOD FROM APRIL 27, 2011 (INCEPTION) TO DECEMBER 31, 2012

	Member's Equity
Balance at April 27, 2011 (Inception)	$ -
Member contributions	130,000
Member withdrawals	(45,000)
Net loss	(19,888)
Balance at December 31, 2011	$ 65,112
Member contributions	30,000
Net loss	(52,439)
Balance at December 31, 2012	$ 42,673

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
(A Development stage company)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND FOR THE PERIOD FROM APRIL 27, 2011 (INCEPTION) TO DECEMBER 31, 2012

	Year ended December 31,2012	For the period from April 27, 2011 (Inception) to December 31, 2012
Cash flows from operating activities:		
Net loss	$ (52,439)	$ (72,327)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses	(645)	(645)
Increase in accounts payable	1,500	1,500
Increase in due to affiliate	6,000	6,000
Net cash used in operating activities	(45,584)	(65,472)
Cash flows from financing activities:		
Contributions from member	30,000	160,000
Distributions to member	-	(45,000)
Net cash provided by financing activities	30,000	115,000
Net (decrease) increase in cash	(15,584)	49,528
Cash		
Beginning of period	65,112	-
End of period	$ 49,528	$ 49,528
Supplemental cash flow disclosures:		
Income tax payments	$ -	$ -
Interest payments	$ -	$ -

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
(A Development stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization
Sundial Group, LLC (the "Company", "we", "us", "our"), incorporated in 2011 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is to assist clients with merger and acquisitions ("M&A"), including acting as a placement agent and finder to assist businesses with the sale of assets, stock or partnership interests; acting as an advisor to businesses looking to pursue acquisitions and/or mergers. The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

The Company is presented as in the development stage from April 27, 2011 (Inception) to December 31, 2012. Activities during the development stage include corporate formation and regulatory related costs and filings.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Revenue Recognition:
Advisory fees will include fees earned from placement agent and advisory services. Nonrefundable retainers received from advisory services will be recorded as advisory fee deferred income, a liability, when received and recognized over the service period. Contingency fees will be recognized at the time a transaction is consummated and the income is reasonably determinable.

Income Taxes:
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Fair Value of Financial Instruments and Fair Value Measurements:
The carrying amounts of the Company's financial assets, including cash, commissions receivable and of certain financial liabilities (accounts payable and accrued expenses), approximate fair value because of their short maturities. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

NOTE 3 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2012. As of December 31, 2012, there were no cash equivalent balances held in corporate money market funds that are not insured.

NOTE 4 - COMMITMENTS AND CONTINGINCIES

Lease:

The Company leases office facilities under a sublease agreement with a related entity. Minimum future lease payments remaining as of December 31, 2012 was as follows:

2013	$	7,200
2014		7,200
2015		1,200
Total	$	15,600

Rent expense for the year ended December 31, 2012 was $5,000.

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2012, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into a three year sublease agreement with Cross Keys Capital, LLC, an affiliated entity, commencing March 2012. Under the agreement, the Company pays for basic rent and services including telephone, internet, and utilities. Due to related party represents amounts due under this sublease agreement. As of December 31, 2012, due to related party is $6,000. Rent expense under the agreement was $5,000 each for the period from inception through December 31, 2012 and for the year ended December 31, 2012. Included in other expenses in the statement of operations are related party expenses under the agreement of $1,000 each for the period from inception through December 31, 2012 and for the year ended December 31, 2012.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8 to 1. At December 31, 2012, the Company had net capital of $42,028, which exceeded its requirement of $5,000 by $37,028. The ratio of aggregate indebtedness to net capital was 0.18 to 1.

SUNDIAL GROUP, LLC
(A Development stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 7 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 15, 2013, the date the financial statements were available to be issued.

SUNDIAL GROUP, LLC

SUPPLEMENTARY SCHEDULES

SUNDIAL GROUP, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

Net Capital		
Member's Equity	$	42,673
Deductions and/or charges for non-allowable assets:		
Other assets		645
Total nonallowable assets		645
Net Capital		42,028
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of $5,000 or 12.5% of aggregate indebtedness)		5,000
Excess Net Capital	$	37,028
Aggregate indebtedness:		
Accounts Payable and accrued expenses		7,500
Total Aggregate Indebtedness	$	7,500
Ratio of aggregate indebtedness to net capital		0.18 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited amended Form X-17A-5, Part II-A filing as of December 31, 2012.

SUNDIAL GROUP, LLC
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

Sundial Group, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Board of Directors and Member of:
Sundial Group, LLC.

In planning and performing our audit of the financial statements of Sundial Group, LLC (the "Company"), as of and for the year ended December 31, 2012 and for the period from April 27, 2011 (Inception) to December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, Board of Directors, Management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 15, 2013